August 23, 2018

Chandler Bigelow
Executive Vice President and Chief Financial Officer
Tribune Media Company
515 North State Street
Chicago, IL 60654

       Re: Tribune Media Company
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed August 9, 2018
           File No. 001-08572

Dear Mr. Bigelow:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q For the Quarterly Period Ended June 30, 2018

Financial Statements
Note 1: Basis of Presentation and Significant Accounting Policies
Revenue Recognition, page 13

1. We note certain advertising contracts have guarantees of audience member views. Please clarify if these guarantees are treated as variable consideration in determining your transaction price. Refer to ASC 606-10-32-5 and 606-10-50-20.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Chandler Bigelow
Tribune Media Company
August 23, 2018
Page 2

absence of action by the staff.

      You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Terry French,
Accountant Branch Chief at (202) 551-3828 with any questions.



FirstName LastNameChandler Bigelow                      Sincerely,
Comapany NameTribune Media Company
                                                        Division of Corporation
Finance
August 23, 2018 Page 2                                  Office of
Telecommunications
FirstName LastName